SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Current Technology Corporation
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                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
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                         (Title of Class of Securities)

                                  23130E 10 4
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                                 (CUSIP Number)

                                Mark Rosenbloom
                             33 South Service Road
                            Jericho, New York 11753
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   07/27/2005
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 23130E 10 4
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Rosenbloom, Mark
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        4,830,900 (1)

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        4,830,900 (1)

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     4,830,900 (1)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     8.02% (1)
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(14) Type of reporting person (see instructions).

     IN
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(1)     Includes 1,200,000 shares of common stock of the Issuer, issuable upon exercise of currently exercisable common stock purchase warrants.

Page 2 of 4 Pages

Item 1. Security and Issuer.

           This Amendment No. 1 amends and supplements the Schedule 13D filed on August 26, 2004 (the "Schedule 13D") by the Reporting Person with respect to the common stock, no par value per share (the "Common Stock"), of the Issuer. All capitalized terms used herein but not otherwise defined will have the meaning given to such terms in the
           Schedule 13D.

Item 2. Identity and Background.

          (a) N/A

          (b) N/A

          (c) N/A

          (d) N/A

          (e) N/A

          (f) N/A

Item 3. Source and Amount of Funds or Other Consideration.

           Personal funds were used to acquire the shares of Common Stock and warrants described in Item 4 and 5 below.

Item 4. Purpose of Transaction.

           The Reporting Person acquired 200,000 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock for personal investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Issuer or otherwise. The Reporting Person also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

           As of the date of this document, the Reporting Person does not have any plans or proposals that relate to or would result in:

           (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (4) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (5) any material change in the present capitalization of dividend policy of the Issuer;

           (6) any other material change in the Issuer's business or corporate structure;

           (7) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede an acquisition of control of the Issuer by any person;

           (8) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (10)     any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

          (a) The Reporting Person is the beneficial owner of 4,830,900 shares of Common Stock of the Issuer, which represents an aggregate of 8.02% of the outstanding shares of Common Stock of the Issuer. The 4,830,900 shares includes 1,200,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants of the Issuer. The warrants are currently exercisable. The percentage ownership of the Reporting Person was calculated based upon 60,240,257 shares of Common Stock of the Issuer stated as outstanding in the Issuer's Form 20-F, for the fiscal year ended December 31, 2004.

          (b) The Reporting Person has sole voting power to vote or direct the vote over, and the sole power to dispose or direct the disposition of the shares of Common Stock beneficially owned by him.

          (c) On July 27, 2005, the Reporting Person acquired 200,000 units from the Issuer in a private placement transaction, for a purchase price of US $0.05 per Unit (US $10,000.00). Each Unit consisted of 1 share of Common Stock and 1 Common Stock purchase Warrant, exercisable for a five (5) year period commencing on the date of issuance at an exercise price of US $0.15 per share. No other transactions were effected by the Reporting Person with respect to the securities of the Issuer during the past sixty days.

          (d) Not Applicable

          (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Not Applicable

Item 7. Material to be Filed as Exhibits.

           Not Applicable

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 08/10/2005                      /s/ Mark Rosenbloom
                                      Name:  Mark Rosenbloom

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages